                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE TO/A
                                 (RULE 14d-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 4)

                    AUTOLOGIC INFORMATION INTERNATIONAL, INC.
                       (Name of Subject Company (Issuer))

                           AUTOLOGIC ACQUISITION CORP.
                          a wholly-owned subsidiary of
                                AGFA CORPORATION
                          A WHOLLY-OWNED SUBSIDIARY OF
                               AGFA-GEVAERT, N.V.
                                   (Offerors)
           (NAMES OF FILING PERSONS (IDENTIFYING STATUS AS OFFEROR,
                           ISSUER OR OTHER PERSON))

                          COMMON STOCK, $0.01 PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                   052803 10 3
                      (CUSIP Number of Class of Securities)


                            ROBERT K. SARAFIAN, ESQ.
                                AGFA CORPORATION
                             200 BALLARDVALE STREET
                              WILMINGTON, MA 01887
                                 (978) 658-5600

                                    Copy to:

                             Mitchell S. Bloom, Esq.
                         TESTA, HURWITZ & THIBEAULT, LLP
                                 125 HIGH STREET
                                BOSTON, MA 02110
                                 (617) 248-7000
            (Name, address, and telephone number of person authorized
       TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF FILING PERSONS)

                            CALCULATION OF FILING FEE


         TRANSACTION VALUATION*                 AMOUNT OF FILING FEE**
             $42,500,000                               $8,500


-------
* For purposes of calculating amount of filing fee only. The amount assumes the purchase by Autologic Acquisition Corp. of 5,957,270 shares of Common Stock, par value $0.01 per share (the "Common Stock"), of Autologic Information International, Inc, which includes 5,787,970 shares of Common Stock outstanding and 169,300 in-the-money options to purchase Common Stock at September 25, 2001, at a purchase price in cash of $7.127 per share.
** The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50 of 1% of the transaction valuation.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


Amount Previously Paid: $8,500

Form or Registration No.: Schedule TO-T, File No. 5-45685

Filing Party: Autologic Acquisition Corp., Agfa Corporation and Agfa-Gevaert,
N.V.

Date Filed: October 3, 2001

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]  third-party tender offer subject to Rule 14d-1.

[_]  issuer tender offer subject to Rule 13e-4.

[_]  going-private transaction subject to Rule 13e-3.

[X]  amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

                                   SCHEDULE 13D
-----------------------
  CUSIP NO. 052803 10 3
-----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities Only)

      AUTOLOGIC ACQUISITION CORP.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)                                [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      DELAWARE

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER(1)(2)
   BENEFICIALLY      8
                          5,660,541
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER(1)(2)
       WITH         10
                          5,660,541
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      5,660,541
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                  [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      97.8%(1)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------

                              *SEE INSTRUCTIONS

                                   SCHEDULE 13D
-----------------------
  CUSIP NO. 052803 10 3
-----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities Only)

      AGFA CORPORATION

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)                                [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      DELAWARE

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER(1)(2)
   BENEFICIALLY      8
                          5,660,541
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER(1)(2)
       WITH         10
                          5,660,541
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      5,660,541
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                  [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      97.8%(1)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------

                              *SEE INSTRUCTIONS

                                   SCHEDULE 13D
-----------------------
  CUSIP NO. 052803 10 3
-----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities Only)

      AGFA-GEVAERT N.V.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)                                [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      BELGIUM

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER(1)(2)
   BENEFICIALLY      8
                          5,660,541
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER(1)(2)
       WITH         10
                          5,660,541
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      5,660,541
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                  [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      97.8%(1)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------

                              *SEE INSTRUCTIONS

                                  SCHEDULE 13D

  CUSIP NO. 052803 10 3
  ---------------------

(1) All Share and percentage calculations contained in this Schedule 13D are based on the number of Shares outstanding as of the date of filing of this
Schedule 13D, not including the number of Shares issuable pursuant to outstanding stock options to purchase Shares as of the date of filing of this
Schedule 13D, all of which will be cashed out and cancelled pursuant to the terms of the Agreement and Plan of Merger dated as of September 25, 2001 by and among Autologic Acquisition Corp., Agfa Corporation and Autologic Information International, Inc.

(2) Because Autologic Acquisition Corp. is a wholly-owned subsidiary of Agfa Corporation, which controls Autologic Acquisition Corp., and Agfa Corporation is in turn a wholly-owned subsidiary of Agfa-Gevaert N.V, which ultimately controls both Agfa Corporation and Autologic Acquisition Corp., the reporting persons share voting and dispositive power with respect to the Shares herein reported.

                         AMENDMENT NO. 4 TO SCHEDULE TO

  This Amendment No. 4 amends and supplements the Tender Offer Statement on Schedule TO filed on October 3, 2001, as amended by Amendment No. 1 filed on October 19, 2001, Amendment No. 2 filed on November 1, 2001 and Amendment No. 3 filed on November 14, 2001 (as amended and supplemented, the "Schedule TO"), relating to the offer by Autologic Acquisition Corp., a Delaware corporation ("Merger Sub") and a wholly owned subsidiary of Agfa Corporation, a Delaware corporation ("Parent"), which is in turn a wholly-owned subsidiary of Agfa-Gevaert, N.V., a company organized under the laws of Belgium ("Agfa-Gevaert"), to purchase all of the outstanding shares of Common Stock, par value $0.01 per share (the "Shares"), of Autologic Information International, Inc., a Delaware corporation (the "Company"), at a purchase price of $7.127 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 3, 2001 (the "Offer to Purchase"), and in the related Letter of Transmittal, copies of which were filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule TO, respectively, each of which are hereby incorporated by reference. This Amendment No. 4 to Schedule TO is being filed on behalf of Merger Sub, Parent and Agfa Gevaert. Pursuant to General Instruction H to Schedule TO, this final amendment satisfies the reporting requirements of Section 13(d) of the Securities Exchange Act of 1934 with respect to all securities acquired by Merger Sub in the tender offer.


ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS; ITEM 8 INTEREST IN SECURITIES OF THE SUBJECT COMPANY

  Item 6 and Item 8 of the Schedule TO is hereby amended and supplemented to include the following information:

  At 12:00 midnight on Thursday, November 29, 2001, the offer to purchase Shares expired. Based on information provided by The Bank of New York, the depository for the tender offer, as of the expiration of the tender offer, the number of shares tendered and not withdrawn (including shares tendered pursuant to guaranteed delivery procedures) totaled 5,660,541, representing approximately 97.8% of the outstanding Company shares. All Shares validly tendered and not withdrawn prior to the expiration of the offer have been accepted for payment by Merger Sub and will be paid for promptly and, in the case of shares tendered pursuant to guaranteed delivery procedures, promptly after timely delivery of the shares and the required documentation. As a result, Merger Sub will own a sufficient number of Shares to effect a short-form merger (the "Merger") of the Company with and into Merger Sub pursuant to Section 253 of the General Corporation Law of the State of Delaware (the "DGCL") without a vote of meeting of the Company's stockholders. Shares that were not tendered in the offer (other than shares held by the Company, Shares held directly or indirectly by Parent or Merger Sub and Shares which are held by stockholders who do not vote in favor of the Merger or consent thereto in writing and who properly demand appraisal for such Shares in accordance with Section 262 of the DGCL) will be canceled and converted into the right to receive $7.127 net per Share in cash (subject to applicable withholding taxes). Upon consummation of the Merger, the Company will become a wholly-owned subsidiary of Parent.

ITEM 12.   EXHIBITS

(a)(1)(A)* Offer to Purchase dated October 3, 2001 (Incorporated by reference herein to Exhibit (a)(1)(A) to Schedule TO-T filed October 3, 2001 by Merger Sub, Parent and Agfa-Gevaert; File No. 5-45685).

(a)(1)(B)*  Letter of Transmittal (Incorporated by reference herein to Exhibit
            (a)(1)(B) to Schedule TO-T filed October 3, 2001 by Merger Sub, Parent and Agfa-Gevaert; File No. 5-45685).

(a)(1)(C)* Notice of Guaranteed Delivery (Incorporated by reference herein to Exhibit (a)(1)(C) to Schedule TO-T filed October 3, 2001 by Merger Sub, Parent and Agfa-Gevaert; File No. 5-45685).

(a)(1)(D)* Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees (Incorporated by reference herein to Exhibit (a)(1)(D) to Schedule TO-T filed October 3, 2001 by Merger Sub, Parent and Agfa-Gevaert; File No. 5-45685).

(a)(1)(E)* Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees (Incorporated by reference herein to Exhibit (a)(1)(E) to Schedule TO-T filed October 3, 2001 by Merger Sub, Parent and Agfa-Gevaert; File No. 5-45685).

(a)(1)(F)* Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (Incorporated by reference herein to Exhibit
            (a)(1)(F) to Schedule TO-T filed October 3, 2001 by Merger Sub, Parent and Agfa-Gevaert; File No. 5-45685).

(a)(1)(G)* Joint Press Release issued by Agfa Corporation and Autologic Information International, Inc. (Incorporated by reference herein to Schedule TO-C filed September 26, 2001 by Merger Sub, Agfa Corporation and Agfa-Gevaert N.V.; File No. 5-45685).

(a)(1)(H)* Summary Advertisement published October 3, 2001 (Incorporated by reference herein to Exhibit (a)(1)(H) to Schedule TO-T filed October 3, 2001 by Merger Sub, Parent and Agfa-Gevaert; File No. 5-45685).

(a)(1)(I)* Press Release issued by Agfa-Gevaert and Agfa Corporation on November 1, 2001 (Incorporated by reference herein to Exhibit
            (a)(1)(I) to Amendment No. 2 to Schedule TO-T filed on November 1, 2001 by Merger Sub, Parent and Agfa-Gevaert; File No. 5-45685).

(a)(1)(J)* Press Release issued by Agfa-Gevaert and Agfa Corporation on November 14, 2001 (Incorporated by reference herein to Exhibit
            (a)(1)(J) to Amendment No. 3 to Schedule TO-T filed on November 14, 2001 by Merger Sub, Parent and Agfa-Gevaert; File No. 5-45685).

(b)         Not applicable.

(d)(1)* Agreement and Plan of Merger, dated as of September 25, 2001, by and among Agfa Corporation, Autologic Acquisition Corp. and Autologic Information International, Inc. (Incorporated by reference herein to Exhibit 2 to Schedule 13D filed October 2, 2001 by Autologic Acquisition Corp., Parent and Agfa-Gevaert; File No. 5-45685 ("Schedule 13D").

(d)(2)* Transaction Option Agreement, dated as of September 25, 2001, by and between Agfa Corporation and Autologic Information International, Inc. (Incorporated by reference herein to Exhibit 3 to Schedule
            13D).

(d)(3)* Stockholders' Agreement, dated September 25, 2001, by and among Agfa Corporation, Autologic Acquisition Corp., Autologic Information International, Inc. and certain officers and directors of Autologic Information International, Inc. (Incorporated by reference herein to Exhibit 4 to Schedule 13D).

(d)(4)* Stockholder's Agreement, dated September 25, 2001 by and among Agfa Corporation, Autologic Acquisition Corp., Autologic Information International, Inc. and Volt Information Sciences, Inc. (Incorporated by reference herein to Exhibit 5 to Schedule 13D).

(d)(5)* Lease Agreement, dated September 25, 2001 by and between Volt Realty Two, Inc., as lessor, and Autologic Information International, Inc., as lessee (Incorporated by reference herein to Exhibit (d)(5) to Schedule TO-T filed October 3, 2001 by Merger Sub, Parent and Agfa-Gevaert; File No. 5-45685).

(g)         Not applicable.

(h)         Not applicable.

__________________
* Previously filed.

                                   SIGNATURES

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                  AUTOLOGIC ACQUISITION CORP.


Dated: November 30, 2001                             By:  /s/      Frederick J. Salek
                                                          ----------------------------------------------
                                                          NAME:  FREDRICK J. SALEK
                                                          TITLE:  SECRETARY

                                  AGFA CORPORATION

Dated: November 30, 2001                             By:  /s/     Eddy Rottie
                                                          ----------------------------------------------
                                                          NAME:  EDDY ROTTIE
                                                          TITLE:  EXECUTIVE VICE PRESIDENT AND CFO

                                  AGFA-GEVAERT N.V.


Dated: November 30, 2001                             By:  /s/     Andre Bergen
                                                          ----------------------------------------------
                                                          Name:  Andre Bergen
                                                          Title:  Chief Financial and Administrative Officer and
                                                                  Vice-Chairman of the Board of Management

                                  EXHIBIT LIST

(a)(1)(A)* Offer to Purchase dated October 3, 2001 (Incorporated by reference herein to Exhibit (a)(1)(A) to Schedule TO-T filed October 3, 2001 by Merger Sub, Parent and Agfa-Gevaert; File No. 5-45685).

(a)(1)(B)*  Letter of Transmittal (Incorporated by reference herein to Exhibit
            (a)(1)(B) to Schedule TO-T filed October 3, 2001 by Merger Sub, Parent and Agfa-Gevaert; File No. 5-45685).

(a)(1)(C)* Notice of Guaranteed Delivery (Incorporated by reference herein to Exhibit (a)(1)(C) to Schedule TO-T filed October 3, 2001 by Merger Sub, Parent and Agfa-Gevaert; File No. 5-45685).

(a)(1)(D)* Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees (Incorporated by reference herein to Exhibit (a)(1)(D) to Schedule TO- T filed October 3, 2001 by Merger Sub, Parent and Agfa-Gevaert; File No. 5-45685).

(a)(1)(E)* Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees (Incorporated by reference herein to Exhibit (a)(1)(E) to Schedule TO-T filed October 3, 2001 by Merger Sub, Parent and Agfa-Gevaert; File No. 5-45685).

(a)(1)(F)* Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (Incorporated by reference herein to Exhibit
            (a)(1)(F) to Schedule TO-T filed October 3, 2001 by Merger Sub, Parent and Agfa-Gevaert; File No. 5-45685).

(a)(1)(G)* Joint Press Release issued by Agfa Corporation and Autologic Information International, Inc. (Incorporated by reference herein to Schedule TO-C filed September 26, 2001 by Merger Sub, Parent and Agfa- Gevaert; File No. 5-45685).

(a)(1)(H)* Summary Advertisement published October 3, 2001 (Incorporated by reference herein to Exhibit (a)(1)(H) to Schedule TO-T filed October 3, 2001 by Merger Sub, Parent and Agfa-Gevaert; File No. 5-45685).

(a)(1)(I)* Press Release issued by Agfa-Gevaert on November 1, 2001 (Incorporated by reference herein to Exhibit (a)(1)(I) to Amendment No. 2 to Schedule TO-T filed November 1, 2001 by Merger Sub, Parent and Agfa-Gevaert; File No. 5-45685).

(a)(1)(J)* Press Release issued by Agfa-Gevaert and Agfa Corporation on November 14, 2001 (Incorporated by reference herein to Exhibit
            (a)(1)(I) to Amendment No. 3 to Schedule TO-T filed November 14, 2001 by Merger Sub, Parent and Agfa-Gevaert; File No. 5-45685).

(b)         Not applicable.

(d)(1)* Agreement and Plan of Merger, dated as of September 25, 2001, by and among Agfa Corporation, Autologic Acquisition Corp. and Autologic Information International, Inc. (Incorporated by reference herein to Exhibit 2 to Schedule 13D filed October 2, 2001 by Autologic Acquisition Corp., Parent and Agfa-Gevaert; File No. 5-45685 ("Schedule 13D")).

(d)(2)* Transaction Option Agreement, dated as of September 25, 2001, by and between Agfa Corporation and Autologic Information International, Inc. (Incorporated by reference herein to Exhibit 3 to Schedule
            13D).

(d)(3)* Stockholders' Agreement, dated September 25, 2001, by and among Agfa Corporation, Autologic Acquisition Corp., Autologic Information International, Inc. and certain officers and directors of Autologic Information International, Inc. (Incorporated by reference herein to Exhibit 4 to Schedule 13D).

(d)(4)* Stockholder's Agreement, dated September 25, 2001 by and among Agfa Corporation, Autologic Acquisition Corp., Autologic Information International, Inc. and Volt Information Sciences, Inc. (Incorporated by reference herein to Exhibit 5 to Schedule 13D).

(d)(5)* Lease Agreement, dated September 25, 2001 by and between Volt Realty Two, Inc., as lessor, and Autologic Information International, Inc., as lessee (Incorporated by reference herein to Exhibit (d)(5) to Schedule TO-T filed October 3, 2001 by Merger Sub, Parent and Agfa-Gevaert; File No. 5-45685).

(g)         Not applicable.

(h)         Not applicable.

---------------
* Previously filed.